Exhibit 99.1

MAGNA INTERNATIONAL INC.

Management’s Discussion and Analysis of Results of Operations and Financial Position

All amounts in this Management’s Discussion and Analysis of Results of Operations and Financial Position (“MD&A”) are in U.S. dollars and all tabular amounts are in millions of U.S. dollars, except per share figures and average dollar content per vehicle, which are in U.S. dollars, unless otherwise noted. When we use the terms “we”, “us”, “our” or “Magna”, we are referring to Magna International Inc. and its subsidiaries and jointly controlled entities, unless the context otherwise requires.

This MD&A should be read in conjunction with the unaudited interim consolidated financial statements for the three months and nine months ended September 30, 2008 included in this Third Quarter Report, and the audited consolidated financial statements and MD&A for the year ended December 31, 2007 included in our 2007 Annual Report to Shareholders. The unaudited interim consolidated financial statements for the three months and nine months ended September 30, 2008 have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) with respect to the preparation of interim financial information and the audited consolidated financial statements for the year ended December 31, 2007 have been prepared in accordance with Canadian GAAP.

This MD&A has been prepared as at November 3, 2008.

OVERVIEW

We are the most diversified global automotive supplier. We design, develop and manufacture technologically advanced automotive systems, assemblies, modules and components, and engineer and assemble complete vehicles, primarily for sale to original equipment manufacturers (“OEMs”) of cars and light trucks. Our capabilities include the design, engineering, testing and manufacture of automotive interior systems; seating systems; closure systems; body and chassis systems; vision systems; electronic systems; exterior systems; powertrain systems; roof systems; as well as complete vehicle engineering and assembly. We follow a corporate policy of functional and operational decentralization, pursuant to which we conduct our operations through divisions, each of which is an autonomous business unit operating within pre-determined guidelines. As at September 30, 2008, we had 243 manufacturing divisions and 63 product development and engineering centres in 24 countries.

Our operations are segmented on a geographic basis between North America, Europe and Rest of World (primarily Asia, South America and Africa). A Co-Chief Executive Officer heads management in each of our two primary markets, North America and Europe. The role of the North American and European management teams is to manage our interests to ensure a coordinated effort across our different capabilities. In addition to maintaining key customer, supplier and government contacts in their respective markets, our regional management teams centrally manage key aspects of our operations while permitting our divisions enough flexibility through our decentralized structure to foster an entrepreneurial environment.

HIGHLIGHTS

During the third quarter of 2008, we witnessed a significant decline in North American vehicle production volumes due to a drop in consumer demand for automobiles primarily as a result of:

•        high oil prices;

•        falling equity and home values;

•        the global credit crisis and the lack of credit availability;

•        higher unemployment;

•        negative economic trends;

•        falling consumer confidence; and

•        related factors.

Conditions in the North American auto industry continued to be extremely difficult. In the third quarter of 2008 U.S. vehicle sales continued to weaken, and consequently North American auto production declined 18% from the third quarter of 2007. In North America the Detroit 3 fared even worse with vehicle production declining 25%. We also expect that fourth quarter vehicle production in North America will be similar to the third quarter of 2008, with anticipated production of approximately 3.0 million units, a decline of 19% from the fourth quarter of 2007.

The economic woes and credit crisis that have impacted the North American economy have spread globally. In Western Europe, the automotive outlook has deteriorated rapidly, with declines in vehicle sales and vehicle production volumes. Third quarter vehicle production declined 8% compared to the third quarter of 2008, and we expect that fourth quarter vehicle production will be approximately 3.2 million units, a decrease of 19% from the fourth quarter of 2007.

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Based on these negative economic and other factors, during the third quarter of 2008 we recorded long-lived asset impairment charges of $258 million, related primarily to our powertrain, and interior and exterior systems operations in the United States and Canada as discussed in the “Unusual Items” section below. We also recorded a $123 million charge to establish valuation allowances against all future tax assets in the United States as discussed in the “Unusual Items” section below.

Due in part to the economic conditions in our traditional markets, particularly North America, we have been consolidating, moving, closing and/or selling operating facilities to improve our capacity utilization and manufacturing footprint. During 2008, we have closed and/or sold facilities and expect to close additional facilities in North America and Western Europe.

In addition, we have restructured a number of facilities to operate at reduced capacity as a result of lower customer assembly volumes. Each operating unit is currently reviewing all discretionary spending to lower operating costs, and capital spending is being delayed, reduced or eliminated to the extent possible. Despite these efforts, we expect to incur additional restructuring and rationalization charges in the range of approximately $70 million to $80 million related to activities that were initiated during 2008.

Over the past 15 years we have diversified our geographic sales and manufacturing footprint to reduce our dependency on the North American market for our consolidated sales and profits. We have succeeded in these efforts largely as a result of diversification in Western Europe and we intend to continue to grow our manufacturing presence in new markets, including Asia and Eastern Europe, particularly in Russia. In the third quarter of 2008, Rest of World production sales grew 43% compared to the third quarter of 2007.

Notwithstanding the above, our financial condition remains strong, with net cash of $1.7 billion and unused committed credit facilities of $1.9 billion at the end of the third quarter. We expect that this will help us withstand the severe economic downturn we are currently facing and allow us to continue investing for the future, including investments and innovation and making selective acquisitions that improve or complement our core business. We also believe our strong financial condition may enable us to win takeover business from financially and operationally weaker suppliers in the market.

Finally, OJSC Russian Machines’ (“Russian Machines”) participation in the arrangements it entered into with the Stronach Trust in connection with its September 2007 strategic investment in Magna has terminated. Among other things, Russian Machines no longer has any interest in the 20 million Class A Subordinate Voting Shares purchased in 2007 nor any interest in M Unicar Inc., the holding company formed to hold the Magna shares of the Stronach Trust, Russian Machines and certain members of Magna’s management.

FINANCIAL RESULTS SUMMARY

During the third quarter of 2008, we posted sales of $5.5 billion, a decrease of 9% from the third quarter of 2007. This lower sales level was a result of decreases in our North American production sales and complete vehicle assembly sales, offset in part by increases in our European and Rest of World production sales and tooling, engineering and other sales. Comparing the third quarter of 2008 to the third quarter of 2007:

•	North American average dollar content per vehicle remained essentially unchanged, while vehicle production declined 18%;
•	European average dollar content per vehicle increased 10%, while vehicle production declined 8%; and
•	Complete vehicle assembly sales decreased 20% to $687 million from $859 million and complete vehicle assembly volumes declined 40%.

During the third quarter of 2008, we incurred an operating loss of $112 million compared to operating income of $267 million for the third quarter of 2007. Excluding the unusual items recorded in the third quarters of 2008 and 2007, as discussed in the “Unusual Items” section below, operating income for the third quarter of 2008 decreased $210 million or 86%. The decrease in operating income was primarily due to:

•	decreased margins earned as a result of significantly lower production volumes, in particular on many high content programs in North America;
•	an additional impairment of our investments in asset-backed commercial paper (“ABCP”), as discussed in the “Cash Resources” section below;
•	accelerated amortization of deferred wage buydown assets at a powertrain systems facility in the United States;
•	increased commodity costs;
•	decreased margins earned on lower volumes for certain assembly programs;
•	operational inefficiencies and other costs at certain facilities;
•	downsizing costs primarily in North America;
•	lower interest income; and
•	incremental customer price concessions.

2	Magna International Inc. Third Quarter Report 2008

These factors were partially offset by:

•	lower incentive compensation;
•	an increase in reported U.S. dollar operating income due to the strengthening of the euro and Canadian dollar, each against the U.S. dollar;
•	productivity improvements at certain divisions;
•	additional margins earned on the launch of new programs during or subsequent to the third quarter of 2007; and
•	the benefit of restructuring activities during or subsequent to the third quarter of 2007.

During the third quarter of 2008, we incurred a net loss of $215 million compared to net income of $155 million for the third quarter of 2007. Excluding the unusual items recorded in the third quarters of 2008 and 2007, as discussed in the “Unusual Items” section below, net income for the third quarter of 2008 decreased $151 million or 89%. The decrease in net income was as a result of the decrease in operating income partially offset by lower income taxes.

During the third quarter of 2008, our diluted loss per share was $1.93 compared to diluted earnings per share of $1.38 for the third quarter of 2007. Excluding the unusual items recorded in the third quarters of 2008 and 2007, as discussed in the “Unusual Items” section below, diluted earnings per share for the third quarter of 2008 decreased $1.34 or 89%. The decrease in diluted earnings per share is as a result of the decrease in net income offset in part by a decrease in the weighted average number of diluted shares outstanding. The decrease in the weighted average number of diluted shares outstanding was primarily due to a reduction in the number of diluted shares associated with stock options, debentures and restricted stock, since such shares were anti-dilutive in the third quarter of 2008.

UNUSUAL ITEMS

During the three months and nine months ended September 30, 2008 and 2007, we recorded certain unusual items as follows:

		2008			2007
	Operating Income	Net Income	Diluted Earnings per Share	Operating Income	Net Income	Diluted Earnings per Share

Third Quarter
Impairment charges (1)	$(258)	$(223)	$(2.00)	$—	$—	$—
Restructuring charges (1)	(4)	(4)	(0.04)	(8)	(5)	(0.05)
Foreign currency gain (2)	116	116	1.04	7	7	0.06
Valuation allowance on future tax assets (3)	—	(123)	(1.10)	—	—	—
Future tax charge (3)	—	—	—	—	(40)	(0.35)
Sale of facility (4)	—	—	—	(12)	(7)	(0.06)
Sale of property (4)	—	—	—	36	30	0.27
Total third quarter unusual items	(146)	(234)	(2.10)	23	(15)	(0.13)

Second Quarter
Impairment charges (1)	(9)	(7)	(0.06)	(22)	(14)	(0.12)
Restructuring charges (1)	—	—	—	(14)	(10)	(0.09)
Total second quarter unusual items	(9)	(7)	(0.06)	(36)	(24)	(0.21)

Total year to date unusual items	$(155)	$(241)	$(2.11)	$(13)	$(39)	$(0.35)

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(1)	Restructuring and Impairment Charges

During the first nine months of 2008 and 2007, we recorded impairment charges as follows:

	2008		2007
	Operating Income	Net Income	Operating Income	Net Income

Third Quarter
North America	$258	$223	$—	$—

Second Quarter
North America	5	3	22	14
Europe	4	4	—	—
Total second quarter impairment charges	9	7	22	14

Total year to date impairment charges	$267	$230	$22	$14

[a]	For the nine months ended September 30, 2008

Historically, we completed our annual goodwill and long-lived asset impairment analyses in the fourth quarter of each year. However, as a result of the significant and accelerated declines in vehicle production volumes primarily in North America, we reviewed goodwill and long-lived assets for impairment during the third quarter of 2008.

As a result, during the third quarter of 2008 we recorded long-lived asset impairment charges of $258 million, related primarily to our powertrain, and interior and exterior systems operations in the United States and Canada. At our powertrain operations, particularly a facility in Syracuse, New York, asset impairment charges of $186 million ($166 million after tax) were recorded primarily as a result of the following factors:

	•	a dramatic market shift away from truck programs, in particular four wheel drive pick-up trucks and SUVs;
	•	excess die-casting, machining and assembly capacity; and
	•	historical losses that are projected to continue throughout our business planning period.

At our interiors and exteriors operations, we recorded $65 million ($52 million after tax) of asset impairment charges primarily as a result of the following factors:

	•	significantly lower volumes on certain pick-up truck and SUV programs;
	•	the loss of certain replacement business;
	•	capacity utilization that is not sufficient to support the current overhead structure; and
	•	historical losses that are projected to continue throughout our business planning period.

During the second quarter of 2008, we recorded a $5 million asset impairment related to specific assets at a seating systems facility that supplied complete seats to Chrysler’s minivan facility in St. Louis. In Europe, we recorded a $4 million asset impairment related to specific assets at an interior systems facility that was disposed of during the third quarter of 2008.

In addition to the impairment charges recorded above, during the third quarter of 2008 we incurred restructuring and rationalization costs of $4 million related to the closure of our seating systems facility in St. Louis.

[b]	For the nine months ended September 30, 2007

During the second quarter of 2007, we recorded an asset impairment of $22 million ($14 million after tax) relating to specific assets at our powertrain facility in Syracuse, New York.

During the third quarter of 2007, we incurred restructuring and rationalization charges of $8 million related to three facilities in North America, and during the second quarter of 2007, we incurred charges of $10 million related to two facilities in North America and $4 million related to one facility in Europe

(2)	Foreign Currency Gains

In the normal course of business, we review our cash investment and tax planning strategies, including where such funds are invested. As a result of these reviews, during the third quarters of 2008 and 2007 we repatriated funds from Europe and as a result recorded foreign currency gains of $116 million and $7 million, respectively.

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(3)	Income Taxes

[a]	For the nine months ended September 30, 2008

During the third quarter of 2008, we recorded a $123 million charge to establish valuation allowances against all of our future tax assets in the United States.

Accounting standards require that we assess whether valuation allowances should be established against our future income tax assets based on the consideration of all available evidence using a “more likely than not” standard. The factors we use to assess the likelihood of realization are our past history of earnings, forecast of future taxable income, and available tax planning strategies that could be implemented to realize the future tax assets. The valuation allowances were required in the United States based on:

	•	historical consolidated losses at our U.S. operations that are expected to continue in the near-term;
	•	the accelerated deterioration of near-term automotive market conditions in the United States; and
	•	significant and inherent uncertainty as to the timing of when we would be able to generate the necessary level of earnings to recover these future tax assets.

[b]	For the nine months ended September 30, 2007

During 2007, we recorded a $40 million charge to future income tax expense as a result of an alternative minimum tax that was introduced in Mexico.

(4)	Other Unusual Items

During the third quarter of 2007, we entered into an agreement to sell one underperforming exterior systems facility in Europe and as a result, we incurred a loss on disposition of the facility of $12 million. Also during the third quarter of 2007, we disposed of land and building in the United Kingdom and recorded a gain on disposal of $36 million.

INDUSTRY TRENDS AND RISKS

Our success is primarily dependent upon the levels of North American and European car and light truck production by our customers and the relative amount of content we have on their various vehicle programs. OEM production volumes in different regions may be impacted by factors which may vary from one region to the next, including general economic and political conditions, interest rates, credit availability, energy and fuel prices, international conflicts, labour relations issues, regulatory requirements, trade agreements, infrastructure considerations, legislative changes, and environmental emissions standards and safety issues. A number of other economic, industry and risk factors discussed in our Annual Information Form and Annual Report on Form 40-F, each in respect of the year ended December 31, 2007, also affect our success, including such things as relative currency values, commodities prices, price reduction pressures from our customers, the financial condition of our customers and our supply base and competition from manufacturers with operations in low cost countries.

The economic, industry and risk factors discussed in our Annual Information Form and Annual Report on Form 40-F, each in respect of the year ended December 31, 2007, remain substantially unchanged in respect of the third quarter ended September 30, 2008, except that:

•	consumer demand for automobiles in our traditional markets has dropped more rapidly than anticipated as a result of negative economic trends, the global credit crisis and related factors;

•

production volumes of our largest North American and European customers have fallen more rapidly than previously anticipated and these volume reductions are expected to negatively impact our results for the remainder of 2008 and all of 2009;

•

the financial condition of several of our largest customers appears to be deteriorating more quickly than anticipated due to the impact of negative economic and industry trends as well as credit ratings downgrades and the overall impact of the credit crisis. As the financial condition of our customers deteriorates, we face intensified credit risks, which could adversely impact our profitability and financial condition;

•	prices of some steels, resins, paints/chemicals and other raw materials and commodities have recently moderated, as have oil and gas prices;

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•

our financial results in recent quarters benefitted from the increasing relative values of the euro, British pound and Canadian dollar in relation to the U.S. dollar in which we report our results. Subsequent to quarter end, these currencies have declined significantly in value relative to the U.S. dollar, which could impact our profitability and financial condition; and

•

while we continue to have positive relations with Russian Machines and its affiliates, including the GAZ Group which is Russia’s second largest automobile manufacturer, it is too early to determine whether Russian Machines’ exit from the arrangements with the Stronach Trust will have any impact on our ability to execute our growth strategy in Russia.

RESULTS OF OPERATIONS

Average Foreign Exchange

	For the three months ended September 30,				For the nine months ended September 30,
	2008	2007	Change		2008	2007	Change

1 Canadian dollar equals U.S. dollars	0.960	0.957		—	0.982	0.908	+	8%
1 euro equals U.S. dollars	1.501	1.374	+	9%	1.521	1.345	+	13%
1 British pound equals U.S. dollars	1.890	2.020	-	7%	1.946	1.987	-	2%

The preceding table reflects the average foreign exchange rates between the most common currencies in which we conduct business and our U.S. dollar reporting currency. The changes in these foreign exchange rates for the three months and nine months ended September 30, 2008 impacted the reported U.S. dollar amounts of our sales, expenses and income.

The results of operations whose functional currency is not the U.S. dollar are translated into U.S. dollars using the average exchange rates in the table above for the relevant period. Throughout this MD&A, reference is made to the impact of translation of foreign operations on reported U.S. dollar amounts where relevant.

Our results can also be affected by the impact of movements in exchange rates on foreign currency transactions (such as raw material purchases or sales denominated in foreign currencies). However, as a result of hedging programs employed by us, primarily in Canada, foreign currency transactions in the current period have not been fully impacted by movements in exchange rates. We record foreign currency transactions at the hedged rate where applicable.

Finally, holding gains and losses on foreign currency denominated monetary items, which are recorded in selling, general and administrative expenses, impact reported results.

RESULTS OF OPERATIONS – FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2008

Sales

	For the three months ended September 30,
	2008	2007	Change

Vehicle Production Volumes (millions of units)
North America	2.917	3.558	-	18%
Europe	3.229	3.499	-	8%

Average Dollar Content Per Vehicle
North America	$860	$862		—
Europe	$528	$479	+	10%

Sales
External Production
North America	$2,510	$3,068	-	18%
Europe	1,706	1,675	+	2%
Rest of World	143	100	+	43%
Complete Vehicle Assembly	687	859	-	20%
Tooling, Engineering and Other	487	375	+	30%
Total Sales	$5,533	$6,077	-	9%

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External Production Sales - North America

External production sales in North America decreased 18% or $558 million to $2.5 billion for the third quarter of 2008 compared to $3.1 billion for the third quarter of 2007. This decrease in production sales reflects an 18% decrease in North American vehicle production volumes and a slight decline in our North American average dollar content per vehicle. More importantly, during the third quarter of 2008 our largest customers in North America continued to reduce vehicle production volumes compared to the third quarter of 2007. While North American vehicle production volumes declined 18% in the third quarter of 2008 compared to the third quarter of 2007, Ford and Chrysler vehicle production declined 33% and 32%, respectively.

Our average dollar content per vehicle declined to $860 for the third quarter of 2008 compared to $862 for the third quarter of 2007, primarily as a result of:

•                  the impact of lower production and/or content on certain programs, including:

•                  GM’s full-size pickups and SUVs;

•                  the Ford F-Series SuperDuty;

•                  the Ford Edge and Lincoln MKX;

•                  the Dodge Nitro;

•                  the Ford Expedition and Lincoln Navigator;

•                  the Chevrolet Equinox, Pontiac Torrent and Suzuki XL7; and

•                  the Ford Explorer and Mercury Mountaineer;

•                lower Dodge Ram and Ford F-Series production volumes in part as a result of the change-over to the next generation of vehicles in the third quarter of 2008 and the related ramp-up period;

•                  programs that ended production during or subsequent to the third quarter of 2007, including the Chrysler Pacifica; and

•                  incremental customer price concessions.

These factors were partially offset by:

•                  the launch of new programs during or subsequent to the third quarter of 2007, including:

•                  the Ford Flex;

•                  the Dodge Journey;

•                  the Mazda 6;

•                  the Dodge Grand Caravan, Chrysler Town & Country and Volkswagen Routan;

•                  the Chevrolet Malibu; and

•                  the Cadillac CTS;

•                  acquisitions completed subsequent to the third quarter of 2007, including:

•                  a substantial portion of Plastech Engineered Products Inc.’s (“Plastech”) exteriors business; and

•                  a stamping and sub-assembly facility in Birmingham, Alabama from Ogihara America Corporation (“Ogihara”) and

•                  increased production and/or content on certain programs, including:

•                  the Saturn Outlook, Buick Enclave and GMC Acadia; and

•                  the Chevrolet Cobalt and Pontiac Pursuit.

External Production Sales - Europe

External production sales in Europe increased 2% or $31 million to $1.706 billion for the third quarter of 2008 compared to $1.675 billion for the third quarter of 2007. This increase in production sales reflects a 10% increase in our European average dollar content per vehicle partially offset by an 8% decrease in European vehicle production volumes for the third quarter of 2008, each as compared to the third quarter of 2007.

Our average dollar content per vehicle grew by 10% or $49 to $528 for the third quarter of 2008 compared to $479 for the third quarter of 2007, primarily as a result of:

•                  an increase in reported U.S. dollar sales due to the strengthening of the euro against the U.S. dollar;

•                  increased production and/or content on certain programs, including:

•      the MINI Clubman; and

•      the smart fortwo; and

•                  the launch of new programs during or subsequent to the third quarter of 2007, including;

•      the Volkswagen Tiguan;

•      the Jaguar XF; and

•      the Audi Q5.

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These factors were partially offset by:

•                  the impact of lower production and/or content on certain programs, including the BMW X3;

•                  the sale of certain facilities during or subsequent to the third quarter of 2007;

•                  programs that ended production during or subsequent to the third quarter of 2007, including the Chrysler Voyager; and

•                  incremental customer price concessions.

External Production Sales - Rest of World

External production sales in Rest of World increased 43% or $43 million to $143 million for the third quarter of 2008 compared to $100 million for the third quarter of 2007. The increase in production sales is primarily as a result of:

•                  the launch of new programs during or subsequent to the third quarter of 2007 in South Africa, Korea and China;

•                  increased production and/or content on certain programs in China and Brazil; and

•                an increase in reported U.S. dollar sales as a result of the strengthening of the Brazilian real and Chinese Renminbi, each against the U.S. dollar.

These factors were partially offset by a decrease in reported U.S. dollar sales as a result of the weakening of the Korean Won against the U.S. dollar.

Complete Vehicle Assembly Sales

The terms of our various vehicle assembly contracts differ with respect to the ownership of components and supplies related to the assembly process and the method of determining the selling price to the OEM customer. Under certain contracts we are acting as principal, and purchased components and systems in assembled vehicles are included in our inventory and cost of sales. These costs are reflected on a full-cost basis in the selling price of the final assembled vehicle to the OEM customer. Other contracts provide that third party components and systems are held on consignment by us, and the selling price to the OEM customer reflects a value-added assembly fee only.

Production levels of the various vehicles assembled by us have an impact on the level of our sales and profitability. In addition, the relative proportion of programs accounted for on a full-cost basis and programs accounted for on a value-added basis, also impacts our level of sales and operating margin percentage, but may not necessarily affect our overall level of profitability. Assuming no change in total vehicles assembled, a relative increase in the assembly of vehicles accounted for on a full-cost basis has the effect of increasing the level of total sales, however, because purchased components are included in cost of sales, profitability as a percentage of total sales is reduced. Conversely, a relative increase in the assembly of vehicles accounted for on a value-added basis has the effect of reducing the level of total sales and increasing profitability as a percentage of total sales.

	For the three months ended September 30,
	2008	2007	Change

Complete Vehicle Assembly Sales	$687	$859	-	20%

Complete Vehicle Assembly Volumes (Units)
Full-Costed:
BMW X3, Mercedes-Benz G-Class, and
Saab 9[3] Convertible	18,974	27,542	-	31%
Value-Added:
Jeep Grand Cherokee, Chrysler 300, Chrysler Voyager, and Jeep Commander	6,257	14,413	-	57%
	25,231	41,955	-	40%

Complete vehicle assembly sales decreased 20% or $172 million to $687 million for the third quarter of 2008 compared to $859 million for the third quarter of 2007 while assembly volumes decreased 40% or 16,724 units. The decrease in complete vehicle assembly sales was primarily as a result of:

•                a decrease in assembly volumes for the BMW X3, Saab 93 Convertible, Chrysler 300, Jeep Commander and Grand Cherokee; and

•                  the end of production of the Chrysler Voyager at our Graz assembly facility in the fourth quarter of 2007.

These factors were partially offset by:

•                  an increase in reported U.S. dollar sales due to the strengthening of the euro against the U.S. dollar; and

•                  higher assembly volumes for the Mercedes-Benz G-Class.

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Tooling, Engineering and Other

Tooling, engineering and other sales increased 30% or $112 million to $487 million for the third quarter of 2008 compared to $375 million for the third quarter of 2007.

In the third quarter of 2008 the major programs for which we recorded tooling, engineering and other sales were:

•                  the Lincoln MKS;

•                  the Cadillac BRX and Saab 9-4X;

•                  the Mercedes-Benz M-Class;

•                  the Mazda 6;

•                  the BMW Z4;

•                  the Dodge Ram; and

•                  the Opel Insignia.

In the third quarter of 2007, the major programs for which we recorded tooling, engineering and other sales were:

•                  the Ford F-Series SuperDuty;

•                  the Audi A4;

•                  the Dodge Grand Caravan and Chrysler Town & Country;

•                  GM’s full-size pickups; and

•                  the Ford Flex.

In addition, tooling, engineering and other sales benefited from the strengthening of the euro against the U.S. dollar.

Gross Margin

Gross margin decreased 25% or $198 million to $600 million for the third quarter of 2008 compared to $798 million for the third quarter of 2007 and gross margin as a percentage of total sales decreased to 10.8% compared to 13.1%. The unusual items discussed previously in the “Unusual Items” section negatively impacted gross margin as a percent of total sales by 0.1% in both the third quarter of 2008 and 2007. Excluding these unusual items, the 2.3% decrease in gross margin as a percentage of total sales was primarily as a result of:

•                  lower gross margin earned as a result of a significant decrease in production volumes, in particular on many high content programs in North America;

•                  accelerated amortization of deferred wage buydown assets at a powertrain systems facility in the United States;

•                  operational inefficiencies and other costs at certain facilities, in particular at certain powertrain and exterior systems facilities in North America;

•                  costs incurred in preparation for upcoming launches;

•                  an increase in tooling and other sales that earn low or no margins;

•                  increased commodity costs; and

•                  incremental customer price concessions.

These factors were partially offset by:

•                  the decrease in complete vehicle assembly sales which has a lower gross margin than our consolidated average;

•                  productivity and efficiency improvements at certain facilities;

•                  lower employee profit sharing; and

•                  the benefit of restructuring activities during or subsequent to the third quarter of 2007.

Depreciation and Amortization

Depreciation and amortization costs decreased 1% or $3 million to $217 million for the third quarter of 2008 compared to $220 million for the third quarter of 2007. Excluding the unusual items discussed previously in the “Unusual Items” section, depreciation and amortization remained unchanged at $217 million. Depreciation and amortization increased due to the strengthening of the euro against the U.S. dollar for the third quarter of 2008 compared to the third quarter of 2007. Excluding the effect of foreign exchange, depreciation and amortization decreased primarily as a result of:

•                  the sale or disposition of certain facilities subsequent to the third quarter of 2007; and

•                  the write-down of certain assets during or subsequent to the third quarter of 2007.

These factors were partially offset by:

•                  acquisitions completed subsequent to the third quarter of 2007 including:

•                  the Ogihara acquisition; and

•                  the acquisition of a substantial portion of Plastech’s exteriors business.

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Selling, General and Administrative (“SG&A”)

SG&A expenses as a percentage of sales decreased to 4.6% for the third quarter of 2008 compared to 5.4% for the third quarter of 2007. SG&A expenses decreased 23% or $77 million to $253 million for the third quarter of 2008 compared to $330 million for the third quarter of 2007. Excluding the unusual items discussed previously in the “Unusual Items” section, SG&A expenses increased by $9 million primarily as a result of:

•                  net foreign exchange losses incurred during the third quarter of 2008 compared to net foreign exchange gains recorded in the third quarter of 2007;

•                  a $24 million write-down of our investments in ABCP as discussed in the “Cash Resources” section below, compared to a $7 million write-down in the third quarter or 2007;

•                  an increase in reported U.S. dollar SG&A due to the strengthening of the euro against the U.S. dollar;

•                  higher infrastructure costs related to programs that launched during or subsequent to the third quarter of 2007; and

•                  higher infrastructure costs related the acquisition of Ogihara.

These factors were partially offset by:

•                  lower incentive compensation;

•                  lower employee profit sharing;

•                  reduced spending at certain facilities; and

•                  the sale or disposition of certain facilities during or subsequent to the third quarter of 2007.

Earnings before Interest and Taxes (“EBIT”)(1)

	For the three months ended September 30,
	2008	2007	Change

North America	$(303)	$165	-	284%
Europe	52	84	-	38%
Rest of World	9	2	+	350%
Corporate and Other	116	(3)		—
Total EBIT	$(126)	$248	-	151%

Included in EBIT for the third quarters of 2008 and 2007 were the following unusual items, which have been discussed previously in the “Unusual Items” section.

	For the three months ended September 30,
	2008	2007

North America
Impairment charges	$(258)	$—
Restructuring charges	(4)	(8)
	(262)	(8)
Europe
Sale of facility	—	(12)
Sale of property	—	(36)
	—	24
Corporate and Other
Foreign currency gain	116	7
	$(146)	$23

(1)       EBIT is defined as income from operations before income taxes as presented on our unaudited interim consolidated financial statements before net interest income expense.

10	Magna International Inc. Third Quarter Report 2008

North America

EBIT in North America decreased 284% or $468 million to a loss of $303 million for the third quarter of 2008 compared to earnings of $165 million for the third quarter of 2007. Excluding the North American unusual items discussed previously in the “Unusual Items” section, the $214 million decrease in EBIT was primarily as a result of:

•                  lower earnings as a result of a significant decrease in production volumes, in particular on many high content programs;

•                  accelerated amortization of deferred wage buydown assets at a powertrain systems facility in the United States;

•                  operational inefficiencies and other costs at certain facilities, in particular at certain exterior, interior and powertrain systems facilities;

•                  net foreign exchange losses incurred during the third quarter of 2008 compared to net foreign exchange gains recorded in the third quarter of 2007;

•                  increased commodity costs;

•                  increased downsizing costs; and

•                  incremental customer price concessions.

These factors were partially offset by:

•                  productivity and efficiency improvements at certain facilities;

•                  lower incentive compensation;

•                  lower employee profit sharing;

•                  lower affiliation fees paid to corporate;

•                  incremental margin earned from the acquisition of Ogihara; and

•                  the benefit of restructuring activities during or subsequent to the third quarter of 2007.

Europe

EBIT in Europe decreased 38% or $32 million to $52 million for the third quarter of 2008 compared to $84 million for the third quarter of 2007. Excluding the European unusual items discussed previously in the “Unusual Items” section, the $8 million decrease in EBIT primarily as a result of:

•                  lower margins earned as a result of a decrease in vehicle production volumes for certain programs including the end of production of the Chrysler Voyager at our Graz assembly facility in the fourth quarter of 2007;

•                  operational inefficiencies and other costs at certain facilities;

•                  costs incurred in preparation for upcoming launches or for programs that have not fully ramped up production;

•                  costs incurred to develop and grow our electronics capabilities; and

•                  incremental customer price concessions.

These factors were partially offset by:

•                  the benefit of restructuring activities during or subsequent to the third quarter of 2007;

•                  productivity and efficiency improvements at certain facilities, in particular at certain interior systems facilities;

•                  lower employee profit sharing;

•                  an increase in reported U.S. dollar EBIT as a result of the strengthening of the euro against the U.S. dollar; and

•                  increased margins earned on production programs that launched during or subsequent to the third quarter of 2007.

Rest of World

Rest of World EBIT increased $7 million to $9 million for the third quarter of 2008. The increase in EBIT was primarily as a result of:

•                  incremental margin earned on the increase in production sales discussed above; and

•                  productivity and efficiency improvements at certain facilities, primarily in China.

These factors were partially offset by costs incurred at other new facilities, primarily in China, as we continue to pursue opportunities in this growing market.

Magna International Inc. Third Quarter Report 2008	11

Corporate and Other

Corporate and Other EBIT increased $119 million to $116 million for the third quarter of 2008 compared to a loss of $3 million for the third quarter of 2007. Excluding the Corporate and Other unusual items discussed previously in the “Unusual Items” section, the $10 million increase in EBIT was primarily as a result of:

•                  lower incentive compensation; and

•                  decreased consulting fees.

These factors were partially offset by:

•                  the additional $24 million (Q3 2007 - $7 million) write-down of our investment in ABCP as discussed in the “Cash Resources” section below; and

•                  lower affiliation fees earned from our divisions.

Interest Income, Net

Net interest income decreased $5 million to $14 million for the third quarter of 2008 compared to $19 million for the third quarter of 2007. The decrease in net interest income was primarily as a result of an increase in interest expense on short term borrowing partially offset by a reduction in interest expense on long-term debt due to the repayment in January 2008 of the fourth series of our senior unsecured notes related to the acquisition of New Venture Gear (“NVG”).

Operating Income

For the third quarter of 2008, we incurred an operating loss of $112 million compared to operating income of $267 million for the third quarter of 2007. Excluding the unusual items discussed previously in the “Unusual Items” section, operating income for the third quarter of 2008 decreased 86% or $210 million. This decrease in operating income was the result of the decrease in EBIT (excluding unusual items) combined with the decrease in net interest income earned, both as discussed above.

Income Taxes

Our effective income tax rate on operating income (excluding equity income) for the third quarters of 2008 and 2007 were significantly impacted by the unusual items discussed previously in the “Unusual Items” section. Excluding unusual items, our effective income tax rate increased to 46.9% for the third quarter of 2008 compared to 30.3% in the third quarter of 2007. The higher effective income tax rate in 2008 was primarily due to losses and other items not benefited for tax, partially offset by a change in mix of earnings, whereby proportionately more income was earned in jurisdictions with lower income tax rates.

12	Magna International Inc. Third Quarter Report 2008

Net Income

For the third quarter of 2008, we incurred a net loss of $215 million compared to net income of $155 million for the third quarter of 2007. Excluding the unusual items discussed previously in the “Unusual Items” section, net income decreased 89% or $151 million as a result of the decrease in operating income (excluding unusual items), partially offset by lower income taxes (excluding unusual items), all as discussed above.

Earnings per Share

	For the three months ended September 30,
	2008	2007	Change

Earnings (loss) per Class A Subordinate Voting or Class B Share
Basic	$(1.93)	$1.40	N/A
Diluted	$(1.93)	$1.38	N/A

Average number of Class A Subordinate Voting and Class B Shares outstanding (millions)
Basic	111.6	110.5	+ 1%
Diluted	111.6	113.1	- 1%

For the third quarter of 2008 we lost $1.93 per share compared to diluted earnings per share of $1.38 for the third quarter of 2007. Excluding the unusual items discussed previously in the “Unusual Items” section, diluted earnings per share decreased $1.34 from the third quarter of 2007 to the third quarter of 2008 as a result of the decrease in net income (excluding unusual items) described above, partially offset by a decrease in the weighted average number of diluted shares outstanding.

The decrease in the weighted average number of diluted shares outstanding was primarily due to a reduction in the number of diluted shares associated with stock options, debentures and restricted stock, since such shares were anti-dilutive in the third quarter of 2008.

Return on Funds Employed (“ROFE”)(1)

An important financial ratio that we use across all of our operations to measure return on investment is ROFE.

ROFE for the third quarter of 2008 was negative 7.1%, compared to a positive return of 14.7% for the third quarter of 2007. The unusual items discussed previously in the “Unusual Items” section negatively impacted ROFE in the third quarter of 2008 by 8.2% and positively impacted ROFE by 1.3% in the third quarter of 2007.

Excluding these unusual items, the 12.3% decrease in ROFE was as a result of the decrease in EBIT, as described above, combined with a $340 million increase in average funds employed for the third quarter of 2008 compared to the third quarter of 2007. The increase in our average funds employed was primarily as a result of:

•                  an increase in our average investment in working capital;

•                  the strengthening of the euro against the U.S. dollar; and

•                  an increase in our long-term investments due to the reclassification of ABCP as discussed in the “Cash Resources” section below.

(1)       ROFE is defined as EBIT divided by the average funds employed for the period. Funds employed is defined as long-term assets, excluding future tax assets, plus non-cash operating assets and liabilities. Non-cash operating assets and liabilities are defined as the sum of accounts receivable, inventory, income taxes recoverable and prepaid assets less the sum of accounts payable, accrued salaries and wages, other accrued liabilities, income taxes payable and deferred revenues.

Magna International Inc. Third Quarter Report 2008	13

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

Cash Flow from Operations

	For the three months ended September 30,
	2008	2007	Change

Net (loss) income	$(215)	$155
Items not involving current cash flows	490	185
	275	340	$(65)
Changes in non-cash operating assets and liabilities	(25)	(123)
Cash provided from operating activities	$250	$217	$33

Cash flow from operations before changes in non-cash operating assets and liabilities decreased $65 million to $275 million for the third quarter of 2008 compared to $340 million for the third quarter of 2007. The decrease in cash flow from operations was due to a $370 million decrease in net income (as discussed above) partially offset by a $305 million increase in items not involving current cash flows. Items not involving current cash flows are comprised of the following:

	For the three months ended September 30,
	2008	2007

Long-lived asset impairments	$258	$—
Valuation allowance established against future tax assets	123	—
Depreciation and amortization	217	220
Future income taxes and non-cash portion of current taxes	(77)	(30)
Equity income	(2)	—
Other non-cash charges	(29)	(5)
Items not involving current cash flows	$490	$185

The $47 million change in future income taxes and non-cash portion of current taxes is due to the income tax impact of the long-lived asset impairments and the resulting timing difference between tax and book values of net assets and reserves.

Cash invested in non-cash operating assets and liabilities amounted to $25 million for the third quarter of 2008 compared to $123 million for the third quarter of 2007. The change in non-cash operating assets and liabilities is comprised of the following sources (and uses) of cash:

	For the three months ended September 30,
	2008	2007

Accounts receivable	$345	$9
Inventories	(48)	(93)
Prepaid expenses and other	(8)	—
Accounts payable and other accrued liabilities	(276)	(56)
Income taxes payable	(31)	22
Deferred revenue	(7)	(5)
Changes in non-cash operating assets and liabilities	$(25)	$(123)

The decrease in accounts receivable in the third quarter of 2008 was primarily due to a decrease in production receivables related to lower sales volumes in both North America and Europe compared to the second quarter of 2008. The decrease in accounts payable and other accrued liabilities was due to lower purchases related to lower volumes and the timing of payments to suppliers. The decrease in income taxes payable was primarily due to the amount of income tax instalments.

14	Magna International Inc. Third Quarter Report 2008

Capital and Investment Spending

	For the three months ended September 30,
	2008	2007	Change

Fixed assets	$(150)	$(174)
Investments and other assets	(82)	(145)
Fixed assets, investments and other assets additions	(232)	(319)
Purchase of subsidiaries	(4)	—
Proceeds from disposition	31	76
Cash used in investing activities	$(205)	$(243)	$38

Fixed assets, investments and other assets additions

In the third quarter of 2008, we invested $150 million in fixed assets. While investments were made to refurbish or replace assets consumed in the normal course of business and for productivity improvements, a large portion of the investment in the third quarter of 2008 was for manufacturing equipment for programs that launched during the third quarter of 2008 or will be launching subsequent to the third quarter of 2008.

In the third quarter of 2008, we invested $82 million in other assets related primarily to fully reimbursable planning and engineering costs for programs that will be launching during or subsequent to 2008. The increase in investments and other assets for the third quarter of 2007, relates primarily to a $130 million investment in ABCP as discussed in the “Cash Resources” section below.

Proceeds from disposition

Proceeds from disposition in the third quarter of 2008 were $31 million which represent normal course fixed and other asset disposals. For the third quarter of 2007, proceeds from disposal reflect the proceeds received on the sale of property, as discussed previously in the “Unusual Items” section and normal course fixed and other asset disposals.

Financing

	For the three months ended September 30,
	2008	2007	Change

Repayments of debt	$(35)	$(53)
Issues of debt	—	3
Issues of Class A Subordinate Voting Shares	—	1,537
Repurchase of Class A Subordinate Voting Shares	—	(1,091)
Repurchase of Class B Shares	—	(24)
Cash dividends paid	(40)	(42)
Cash (used in) provided from financing activities	$(75)	$330	$(405)

The repayments of debt in the third quarter of 2008 include the repayment of government debt in Europe.

During the third quarter of 2007, we issued 20.0 million Class A Subordinate Voting Shares for cash proceeds of $1.531 billion (net of issue costs of $6 million) in connection with the Arrangement. We also purchased for cancellation 11.9 million Class A Subordinate Voting Shares for an aggregate purchase price of $1.091 billion (including transaction costs of $2 million) and 0.2 million Class B Shares for an aggregate purchase price of $24 million. Each of these transactions is discussed in more detail in the “Capital transactions” section of our 2007 Annual Report to Shareholders.

Cash dividends paid per Class A Subordinate Voting or Class B Share were $0.36 in the third quarters of 2008 and 2007.

Magna International Inc. Third Quarter Report 2008	15

Financing Resources

Capitalization

	As at September 30, 2008	As at December 31, 2007	Change

Liabilities
Bank indebtedness	$73	$89
Long-term debt due within one year	442	374
Long-term debt	170	337
	685	800
Shareholders’ equity	8,196	8,642
Total capitalization	$8,881	$9,442	$(561)

Total capitalization decreased by $561 million to $8.88 billion at September 30, 2008 as compared to $9.44 billion at December 31, 2007. The decrease in capitalization was a result of decreases in shareholders’ equity and liabilities of $446 million and $115 million, respectively.

The decrease in liabilities is primarily as a result of the repayment of the fourth series of our senior unsecured notes related to the NVG acquisition and government debt in Europe.

The decrease in shareholders’ equity was primarily as a result of:

•                       a $178 million decrease in accumulated net unrealized gains on translation of net investment in foreign operations, primarily as a result of the weakening of the Canadian dollar and euro, each against the U.S. dollar between December 31, 2007 and September 30, 2008 and a $116 million gain that was realized in net income on the repatriation of funds from Europe;

•                       the purchase for cancellation of Class A Subordinate Voting Shares in connection with the NCIB; and

•                       dividends paid during the first nine months of 2008.

These factors were partially offset by net income earned during the first nine months of 2008 (as discussed above).

Cash Resources

During the first nine months of 2008, our cash resources decreased by $557 million to $2.4 billion as a result of the cash used in investing activities and financing activities partially offset by the cash provided from operating activities, all as discussed above. In addition to our cash resources, we had term and operating lines of credit totalling $2.1 billion, of which $1.9 billion was unused and available.

In addition, at September 30, 2008, we held Canadian third party ABCP with a face value of Cdn$134 million. When acquired, these investments were rated R1 (High) by Dominion Bond Rating Service (“DBRS”), which was the highest credit rating issued for commercial paper. These investments did not settle at the scheduled maturity during the third quarter of 2007 due to ABCP market liquidity issues, and as a result we reclassified our ABCP to long-term investments from cash and cash equivalents. At September 30, 2008, the carrying value of this investment was Cdn$79 million (December 31, 2007 - Cdn$121 million), which was based on a valuation technique estimating the fair value from the perspective of a market participant. Refer to note 9 of our 2007 audited consolidated financial statements for more information regarding the significant estimates and assumptions incorporated into the valuation of our ABCP.

During the first nine months of 2008, we recorded a $41 million impairment charge (Q3 - $24 million; Q1 - $17 million) due to a widening of the spread between the anticipated return on the restructuring notes (the “Notes”) that are expected to continue performing and current market rates for instruments of comparable credit quality, term and structure. The widening of the spread during the first and third quarters of 2008 was primarily due to:

•                       the anticipated downgrade of the Notes’ credit quality by DBRS. The proposed restructuring plan now anticipates that the Notes will be rated AA as compared to AAA at December 31, 2007; and

•                       the widening of market credit spreads as a result of deterioration in credit markets during the quarter.

Continuing uncertainties regarding the value of the assets that underlie the ABCP could give rise to a change in the value of our investment in ABCP, which could impact our earnings. These uncertainties include: (i) the amount and timing of cash flows associated with the ABCP; (ii) the significant deterioration of credit markets since September 30, 2008; (iii) the outcome of the restructuring process; and (iv) the final rating of the Notes that will be issued by DBRS on closing of the restructuring.

16	Magna International Inc. Third Quarter Report 2008

Maximum Number of Shares Issuable

The following table presents the maximum number of shares that would be outstanding if all of the outstanding stock options and Subordinated Debentures issued and outstanding at November 3, 2008 were exercised or converted:

Class A Subordinate Voting and Class B Shares	112,598,017
Subordinated Debentures (i)	1,096,589
Stock options (ii)	2,934,710
116,629,316

(i)          The above amounts include shares issuable if the holders of the 6.5% Convertible Subordinated Debentures exercise their conversion option but exclude Class A Subordinate Voting Shares issuable, only at our option, to settle interest and principal related to the 6.5% Convertible Subordinated Debentures on redemption or maturity. The number of Class A Subordinate Voting Shares issuable at our option is dependent on the trading price of Class A Subordinate Voting Shares at the time we elect to settle the 6.5% Convertible Subordinated Debenture interest and principal with shares.

The above amounts also exclude Class A Subordinate Voting Shares issuable, only at our option, to settle the 7.08% Subordinated Debentures on redemption or maturity. The number of shares issuable is dependent on the trading price of Class A Subordinate Voting Shares at redemption or maturity of the 7.08% Subordinated Debentures.

(ii)      Options to purchase Class A Subordinate Voting Shares are exercisable by the holder in accordance with the vesting provisions and upon payment of the exercise price as may be determined from time to time pursuant to our stock option plans.

Contractual Obligations and Off-Balance Sheet Financing

There have been no material changes with respect to the contractual obligations requiring annual payments during the third quarter of 2008 that are outside the ordinary course of business. Refer to our MD&A included in our 2007 Annual Report.

Long-term receivables in other assets are reflected net of outstanding borrowings from a customer’s finance subsidiary of $17 million since we have a legal right of set-off of the customer’s long-term receivable payable to us against such borrowings and intend to settle the related amounts simultaneously.

RESULTS OF OPERATIONS – FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2008

Sales

	For the nine months ended September 30,
	2008	2007	Change

Vehicle Production Volumes (millions of units)
North America	9.883	11.444	-	14%
Europe	11.676	12.002	-	3%

Average Dollar Content Per Vehicle
North America	$865	$844	+	2%
Europe	$498	$421	+	18%

Sales
External Production
North America	$8,545	$9,663	-	12%
Europe	5,817	5,055	+	15%
Rest of World	412	287	+	44%
Complete Vehicle Assembly	2,827	3,027	-	7%
Tooling, Engineering and Other	1,267	1,199	+	6%
Total Sales	$18,868	$19,231	-	2%

Magna International Inc. Third Quarter Report 2008	17

External Production Sales - North America

External production sales in North America decreased 12% or $1.12 billion to $8.54 billion for the nine months ended September 30, 2008 compared to $9.66 billion for the nine months ended September 30, 2007. This decrease in production sales reflects a 14% decrease in North American vehicle production volumes partially offset by a 2% increase in our North American average dollar content per vehicle. More importantly, during the first nine months of 2008 our largest customers in North America continued to reduce vehicle production volumes compared to the first nine months of 2007. While North American vehicle production volumes declined 14% in the first nine months of 2008 compared to the first nine months of 2007, Chrysler, GM and Ford vehicle production declined 21%, 20% and 17%, respectively.

Our average dollar content per vehicle grew by 2% or $21 to $865 for the nine months ended September 30, 2008 compared to $844 for the nine months ended September 30, 2007. Excluding the effect of foreign exchange our average dollar content per vehicle decreased primarily as a result of:

•        the impact of lower production and/or content on certain programs, including:

•                       GM’s full-sized pickups and SUVs;

•                       the Ford F-Series SuperDuty;

•                       the Ford Explorer and Mercury Mountaineer;

•                       the Dodge Nitro;

•                       the Dodge Ram;

•                       the Chevrolet Trailblazer, GMC Envoy and Buick Rainier;

•                       the Hummer H3;

•                       the Ford Expedition and Lincoln Navigator; and

•                       the Ford Edge and Lincoln MKX;

•                       programs that ended production during or subsequent to the nine months ended September 30, 2007, including the Chrysler Pacifica; and

•        incremental customer price concessions.

These factors were partially offset by:

•        the launch of new programs during or subsequent to the nine months ended September 30, 2007, including:

•                       the Dodge Grand Caravan, Chrysler Town & Country and Volkswagen Routan;

•                       the Dodge Journey;

•                       the Ford Flex;

•                       the Buick Enclave and Chevrolet Traverse;

•                       the Cadillac CTS;

•                       the Jeep Liberty;

•                       the Chevrolet Malibu; and

•                       the Ford Escape, Mercury Mariner and Mazda Tribute;

•        acquisitions completed subsequent to the third quarter of 2007, including:

•                       a substantial portion of Plastech’s exteriors business; and

•                       Ogihara; and

•        increased production and/or content on certain programs, including the Chevrolet Cobalt and Pontiac Pursuit.

External Production Sales - Europe

External production sales in Europe increased 15% or $762 million to $5.8 billion for the nine months ended September 30, 2008 compared to $5.1 billion for the nine months ended September 30, 2007. This increase in production sales reflects an 18% increase in our European average dollar content per vehicle partially offset by a 3% decrease in European vehicle production volumes.

Our average dollar content per vehicle grew by 18% or $77 to $498 for the nine months ended September 30, 2008 compared to $421 for the nine months ended September 30, 2007, primarily as a result of:

•        an increase in reported U.S. dollar sales primarily due to the strengthening of the euro against the U.S. dollar;

•        increased production and/or content on certain programs, including:

•                       the Mercedes-Benz C-Class;

•                       the Volkswagen Transporter / Multivan;

•                       the smart fortwo; and

•                       the Volkswagen Caddy; and

•        the launch of new programs during or subsequent to the first nine months of 2007, including:

•                       the Volkswagen Tiguan; and

•                       the MINI Clubman.

18	Magna International Inc. Third Quarter Report 2008

These factors were partially offset by:

•        the impact of lower production and/or content on certain programs, including:

•                       the MINI Cooper; and

•                       the BMW X3;

•        programs that ended production during or subsequent to the first nine months of 2007, including the Chrysler Voyager;

•        the sale of certain facilities during or subsequent to the first nine months of 2007; and

•        incremental customer price concessions.

External Production Sales - Rest of World

External production sales in Rest of World increased 44% or $125 million to $412 million for the nine months ended September 30, 2008 compared to $287 million for the nine months ended September 30, 2007. The increase in production sales was primarily as a result of:

•                  the launch of new programs during or subsequent to the nine months ended September 30, 2007 in South Africa, China and Korea;

•                  increased production and/or content on certain programs in China and Brazil; and

•                  an increase in reported U.S. dollar sales as a result of the strengthening of the Chinese Renminbi and Brazilian real, each against the U.S. dollar.

These factors were partially offset by a decrease in reported U.S. dollar sales as a result of the weakening of the Korean Won against the U.S. dollar.

Complete Vehicle Assembly Sales

	For the nine months ended September 30,
	2008	2007	Change

Complete Vehicle Assembly Sales	$2,827	$3,027	-	7%

Complete Vehicle Assembly Volumes (Units)
Full-Costed:	83,268	102,215	-	19%
BMW X3, Mercedes-Benz E-Class and G-Class, and
Saab 9[3] Convertible
Value-Added:	25,235	55,861	-	55%
Jeep Grand Cherokee, Chrysler 300,
Chrysler Voyager, and Jeep Commander
	108,503	158,076	-	31%

Complete vehicle assembly sales decreased 7% or $200 million to $2.8 billion for the nine months ended September 30, 2008 compared to $3.0 billion for the nine months ended September 30, 2007, while assembly volumes decreased 31% or 49,573 units. The decrease in complete vehicle assembly sales is primarily as a result of:

•                  a decrease in assembly volumes for the BMW X3, Saab 93 Convertible, Chrysler 300, Jeep Commander and Grand Cherokee; and

•                  the end of production of the Chrysler Voyager at our Graz assembly facility in the fourth quarter of 2007.

These factors were partially offset by:

•                  an increase in reported U.S. dollar sales due to the strengthening of the euro against the U.S. dollar; and

•                  higher assembly volumes for the Mercedes-Benz G-Class.

Magna International Inc. Third Quarter Report 2008	19

Tooling, Engineering and Other

Tooling, engineering and other sales increased 6% or $68 million to $1.3 billion for the nine months ended September 30, 2008 compared to $1.2 billion for the nine months ended September 30, 2007.

In the nine months ended September 30, 2008, the major programs for which we recorded tooling, engineering and other sales were:

•	the BMW Z4, X3 and 1-Series;
•	the Mazda 6;
•	the MINI Cooper, Clubman and Crossman;
•	GM’s full-size pickups;
•	Cadillac BRX and Saab 9-4X;
•	Lincoln MKS;
•	the Ford F-Series;
•	the Mercedes-Benz M-Class;
•	the Audi A5; and
•	the Ford Freestar.

In the nine months ended September 30, 2007, the major programs for which we recorded tooling, engineering and other sales were:

•	the BMW X3;
•	the Dodge Grand Caravan and Chrysler Town & Country;
•	GM’s full-size pickups;
•	the Ford F-Series SuperDuty;
•	the Audi A4;
•	the Mercedes-Benz C-Class;
•	the Mazda 6;
•	the Ford Flex; and
•	the Ford Taurus and Mercury Sable.

In addition, tooling, engineering and other sales benefited from the strengthening of the euro and Canadian dollar, each against the U.S. dollar.

EBIT

	For the nine months
	ended September 30,
	2008	2007	Change
North America	$(15)	$573
Europe	316	300
Rest of World	29	12
Corporate and Other	115	23
Total EBIT	$445	$908	- 51%

20	Magna International Inc. Third Quarter Report 2008

Included in EBIT for the nine-month periods ended September 30, 2008 and 2007 were the following unusual items, which are discussed previously in the “Unusual Items” section.

	For the nine months ended September 30,
	2008	2007
North America
Impairment charges	$(263)	$(22)
Restructuring charges	(4)	(18)
	(267)	(40)
Europe
Impairment charges	(4)	—
Restructuring charges	—	(4)
Sale of facilities	—	(12)
Sale of property	—	36
	(4)	20
Corporate and Other
Foreign currency gain	116	7
	$(155)	$(13)

North America

EBIT in North America decreased $588 million to a loss of $15 million for the nine months ended September 30, 2008 compared to earnings of $573 million for the nine months ended September 30, 2007. Excluding the North American unusual items discussed previously in the “Unusual Items” section, EBIT decreased $361 million, primarily as a result of:

•	lower earnings as a result of a significant decrease in production volumes, in particular on many high content programs;
•	operational inefficiencies and other costs at certain facilities, in particular at certain powertrain, interior and exterior systems facilities;
•	accelerated amortization of deferred wage buydown assets at a powertrain systems facility in the United States;
•	increased commodity costs;
•	increased downsizing costs; and
•	incremental customer price concessions.

These factors were partially offset by:

•	productivity and efficiency improvements at certain facilities;
•	a favourable settlement on research and development incentives;
•	incremental margin earned on new programs that launched during or subsequent to the nine months ended September 30, 2007;
•	lower incentive compensation;
•	lower affiliation fees paid to corporate;
•	incremental margin earned related to the acquisition of Ogihara;
•	lower employee profit sharing; and
•	the benefit of restructuring activities during or subsequent to the third quarter of 2007.

Europe

EBIT in Europe increased 5% or $16 million to $316 million for the nine months ended September 30, 2008 compared to $300 million for the nine months ended September 30, 2007. Excluding the European unusual items discussed previously in the “Unusual Items” section, EBIT increased by $40 million, primarily as a result of:

•	operational improvements at certain facilities, in particular at certain interior systems facilities;
•	an increase in reported U.S. dollar EBIT as a result of the strengthening of the euro against the U.S. dollar;
•	incremental margin earned on new programs that launched during or subsequent to the nine months ended September 30, 2007;
•	incremental margin earned on higher volumes for certain production programs;
•	lower employee profit sharing and incentive compensation;
•	a favourable revaluation of warranty accruals; and
•	the benefit of restructuring activities during or subsequent to the third quarter of 2007.

Magna International Inc. Third Quarter Report 2008	21

These factors were partially offset by:

•

lower margins earned as a result of a decrease in vehicle production volumes for certain programs, including the end of production of the Chrysler Voyager at our Graz assembly facility in the fourth quarter of 2007;

•	operational inefficiencies and other costs at certain facilities;
•	costs incurred in preparation for upcoming launches or for programs that have not fully ramped up production;
•	costs incurred to develop and grow our electronics capabilities; and
•	incremental customer price concessions.

Rest of World

EBIT in the Rest of World increased $17 million to $29 million for the nine months ended September 30, 2008 compared to $12 million for the nine months ended September 30, 2007. EBIT increased primarily as a result of:

•	additional margin earned on the increase in production sales discussed previously; and
•	improved operating efficiencies at certain facilities, primarily in China.

These factors were partially offset by costs incurred at other new facilities, primarily in China, as we continue to pursue opportunities in this growing market and a decrease in equity income earned on our 41% interest in Shin Young Metal Ind. Co.

Corporate and Other

Corporate and Other EBIT increased $92 million to $115 million for the nine months ended September 30, 2008 compared to $23 million for the nine months ended September 30, 2007. Excluding the Corporate and Other unusual items discussed previously in the “Unusual Items” section, EBIT decreased by $17 million, primarily as a result of:

•	the additional $41 million (2007 - $7 million) write-down of our investment in ABCP as discussed in the “Cash Resources” section above;
•	a decrease in affiliation fees earned from our divisions; and
•	higher charitable donations.

These factors were partially offset by decreased stock compensation and incentive compensation costs.

SUBSEQUENT EVENTS

Subject to approval by the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”), our Board of Directors yesterday approved the purchase for cancellation and/or for purposes of our long-term retention (restricted stock), restricted stock unit and deferred profit sharing programs, up to 11,000,000 of our Class A Subordinate Voting Shares, representing approximately 9.9% of our public float of Class A Subordinate Voting Shares, pursuant to a normal course issuer bid. The normal course issuer bid is expected to commence on or about November 12, 2008 and will terminate one year later. All purchases of Class A Subordinate Voting Shares will be made at the market price at the time of purchase in accordance with the rules and policies of the TSX and the NYSE, including Rule 10b-18 under the U.S. Securities Exchange Act of 1934.

COMMITMENTS AND CONTINGENCIES

From time to time, we may be contingently liable for litigation and other claims.

Refer to note 24 of our 2007 audited consolidated financial statements, which describes these claims. In October 2008, we settled the C-MAC Invotronics Inc. litigation with no material impact in the quarter.

22	Magna International Inc. Third Quarter Report 2008

CONTROLS AND PROCEDURES

There have been no changes in our internal controls over financial reporting that occurred during the nine months ended September 30, 2008 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

FORWARD-LOOKING STATEMENTS

The previous discussion may contain statements that, to the extent that they are not recitations of historical fact, constitute “forward-looking statements” within the meaning of applicable securities legislation. Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, objectives or economic performance, or the assumptions underlying any of the foregoing. We use words such as “may”, “would”, “could”, “will”, “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “forecast”, “project”, “estimate” and similar expressions to identify forward-looking statements. Any such forward-looking statements are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks, assumptions and uncertainties. These risks, assumptions and uncertainties include, without limitation, the impact of: shifting OEM market shares; declining production volumes and changes in consumer demand for vehicles; a reduction in the production volumes of certain vehicles, such as certain light trucks; the termination or non-renewal by our customers of any material contracts; our ability to offset increases in the cost of commodities, such as steel and resins, as well as energy prices; fluctuations in relative currency values; our ability to offset price concessions demanded by our customers; our dependence on outsourcing by our customers; our ability to compete with suppliers with operations in low cost countries; changes in our mix of earnings between jurisdictions with lower tax rates and those with higher tax rates, as well as our ability to fully benefit tax losses; other potential tax exposures; the financial distress of some of our suppliers and customers; the inability of our customers to meet their financial obligations to us; our ability to fully recover pre-production expenses; warranty and recall costs; product liability claims in excess of our insurance coverage; expenses related to the restructuring and rationalization of some of our operations; impairment charges; our ability to successfully identify, complete and integrate acquisitions; risks associated with program launches; legal claims against us; risks of conducting business in foreign countries including Russia; the risk that the growth prospects expected to be realized in Russia and other markets may not be fully realized, may take longer to realize than expected or may not be realized at all; work stoppages and labour relations disputes; changes in laws and governmental regulations; costs associated with compliance with environmental laws and regulations; potential conflicts of interest involving our indirect controlling shareholder, the Stronach Trust; and other factors set out in our Annual Information Form filed with securities commissions in Canada and our annual report on Form 40-F filed with the United States Securities and Exchange Commission, and subsequent filings. In evaluating forward-looking statements, readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements. Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements to reflect subsequent information, events, results or circumstances or otherwise.

Magna International Inc. Third Quarter Report 2008	23

MAGNA INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF (LOSS) INCOME AND COMPREHENSIVE (LOSS) INCOME

[Unaudited]

[U.S. dollars in millions, except per share figures]

		Three months ended September 30,		Nine months ended September 30,
	Note	2008	2007	2008	2007

Sales		$5,533	$6,077	$18,868	$19,231

Cost of goods sold		4,933	5,279	16,535	16,618
Depreciation and amortization		217	220	664	633
Selling, general and administrative	9, 12	253	330	976	1,058
Interest income, net		(14)	(19)	(48)	(41)
Equity income		(2)	—	(19)	(8)
Impairment charges	2	258	—	267	22
Income (loss) from operations before income taxes		(112)	267	493	949
Income taxes	8	103	112	274	314
Net (loss) income		(215)	155	219	635
Other comprehensive (loss) income:	12
Net realized and unrealized (losses) gains on translation of net investment in foreign operations		(354)	308	(294)	609
Repurchase of shares	10	—	(156)	(32)	(156)
Net unrealized losses on cash flow hedges		(12)	(6)	(6)	(6)
Reclassifications of net (gains) losses on cash flow hedges to net (loss) income		(1)	(1)	(3)	3
Comprehensive (loss) income		$(582)	$300	$(116)	$1,085

Earnings (loss) per Class A Subordinate Voting or Class B Share:
Basic		$(1.93)	$1.40	$1.94	$5.80
Diluted		$(1.93)	$1.38	$1.92	$5.69

Cash dividends paid per Class A Subordinate Voting or Class B Share		$0.36	$0.36	$1.08	$0.79

Average number of Class A Subordinate Voting and Class B Shares outstanding during the period [in millions]:
Basic		111.6	110.5	113.2	109.5
Diluted		111.6	113.1	114.4	112.3

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

[Unaudited]

[U.S. dollars in millions]

		Three months ended September 30,		Nine months ended September 30,
	Note	2008	2007	2008	2007

Retained earnings, beginning of period		$3,780	$4,206	$3,526	$3,773
Net (loss) income		(215)	155	219	635
Dividends on Class A Subordinate Voting and Class B Shares		(40)	(42)	(122)	(89)
Repurchase of Class A Subordinate Voting Shares	10	—	(655)	(98)	(655)
Repurchase of Class B Shares	10	—	(24)	—	(24)
Retained earnings, end of period		$3,525	$3,640	$3,525	$3,640

See accompanying notes

24	Magna International Inc. Third Quarter Report 2008

MAGNA INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

[Unaudited]

[U.S. dollars in millions]

		Three months ended September 30,		Nine months ended September 30,
	Note	2008	2007	2008	2007

Cash provided from (used for):

OPERATING ACTIVITIES
Net (loss) income		$(215)	$155	$219	$635
Items not involving current cash flows		490	185	991	623
		275	340	1,210	1,258
Changes in non-cash operating assets and liabilities		(25)	(123)	(532)	(494)
		250	217	678	764

INVESTMENT ACTIVITIES
Fixed asset additions		(150)	(174)	(465)	(436)
Purchase of subsidiaries	4	(4)	—	(109)	(46)
Increase in investments and other assets	5	(82)	(145)	(196)	(175)
Proceeds from disposition		31	76	56	103
		(205)	(243)	(714)	(554)

FINANCING ACTIVITIES
Repayments of debt		(35)	(53)	(100)	(68)
Issues of debt		—	3	2	34
Issues of Class A Subordinate Voting Shares		—	1,537	—	1,560
Repurchase of Class A Subordinate Voting Shares	10	—	(1,091)	(247)	(1,091)
Repurchase of Class B Shares		—	(24)	—	(24)
Dividends		(40)	(42)	(121)	(89)
		(75)	330	(466)	322

Effect of exchange rate changes on cash and cash equivalents		(93)	115	(55)	235

Net (decrease) increase in cash and cash equivalents during the period		(123)	419	(557)	767
Cash and cash equivalents, beginning of period		2,520	2,233	2,954	1,885
Cash and cash equivalents, end of period		$2,397	$2,652	$2,397	$2,652

See accompanying notes

Magna International Inc. Third Quarter Report 2008	25

MAGNA INTERNATIONAL INC.

CONSOLIDATED BALANCE SHEETS

[Unaudited]

[U.S. dollars in millions]

	Note	September 30, 2008	December 31, 2007

ASSETS
Current assets
Cash and cash equivalents		$2,397	$2,954
Accounts receivable		4,018	3,981
Inventories		1,831	1,681
Prepaid expenses and other		151	154
		8,397	8,770
Investments	3	229	280
Fixed assets, net	2	3,845	4,307
Goodwill	4	1,228	1,237
Future tax assets	8	158	280
Other assets	5	597	469
		$14,454	$15,343

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Bank indebtedness		$73	$89
Accounts payable		3,544	3,492
Accrued salaries and wages		577	544
Other accrued liabilities	6	861	911
Income taxes payable		33	248
Long-term debt due within one year		442	374
		5,530	5,658
Deferred revenue		40	60
Long-term debt		170	337
Other long-term liabilities		380	394
Future tax liabilities		138	252
		6,258	6,701

Shareholders’ equity
Capital stock	10
Class A Subordinate Voting Shares [issued: 111,871,188; December 31, 2007 – 115,344,184]		3,597	3,708
Class B Shares [convertible into Class A Subordinate Voting Shares] [issued: 726,829]		—	—
Contributed surplus	11	59	58
Retained earnings		3,525	3,526
Accumulated other comprehensive income	12	1,015	1,350
		8,196	8,642
		$14,454	$15,343

See accompanying notes

26	Magna International Inc. Third Quarter Report 2008

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

1.                   BASIS OF PRESENTATION

The unaudited interim consolidated financial statements of Magna International Inc. and its subsidiaries [collectively “Magna” or the “Company”] have been prepared in United States dollars following Canadian generally accepted accounting principles [“GAAP”] with respect to the preparation of interim financial information. Accordingly, they do not include all the information and footnotes as required in the preparation of annual financial statements and should be read in conjunction with the December 31, 2007 audited consolidated financial statements and notes included in the Company’s 2007 Annual Report. These interim consolidated financial statements have been prepared using the same accounting policies as the December 31, 2007 annual consolidated financial statements, except the company prospectively adopted the new Canadian Institute of Chartered Accountants Handbook Section 3031, “Inventories”, with no restatement of prior periods. The adoption of these recommendations had no material impact on the interim consolidated financial statements.

In the opinion of management, the unaudited interim consolidated financial statements reflect all adjustments, which consist only of normal and recurring adjustments, necessary to present fairly the financial position at September 30, 2008 and the results of operations and cash flows for the three-month and nine-month periods ended September 30, 2008 and 2007.

2.                   RESTRUCTURING AND IMPAIRMENT CHARGES

During the first nine months of 2008 and 2007, the Company recorded impairment charges as follows:

	2008		2007
	Operating Income	Net Income	Operating Income	Net Income

Third Quarter
North America	$258	$223	$—	$—

Second Quarter
North America	5	3	22	14
Europe	4	4	—	—
Total second quarter impairment charges	9	7	22	14

Total year to date impairment charges	$267	$230	$22	$14

[a]  For the nine months ended September 30, 2008

Historically, the Company completed its annual goodwill and long-lived impairment analyses in the fourth quarter of each year. However, as a result of the significant and accelerated declines in vehicle production volumes primarily in North America, the Company reviewed goodwill and long-lived assets for impairment during the third quarter of 2008. The decline in North American vehicle production volumes is due to a drop in consumer demand for automobiles primarily as a result of:

•      high oil prices;

•      falling equity and home values;

•      the global credit crisis including reduced consumer credit availability;

•      higher unemployment;

•      negative economic trends:

•      falling consumer confidence; and

•      related factors.

When the carrying value of the asset exceeds the estimated undiscounted cash flows from the use of the asset, then an impairment loss is recognized to write the asset down to fair value. The fair value of long-lived assets is generally determined using estimated discounted future cash flows.

Magna International Inc. Third Quarter Report 2008	27

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

2.  RESTRUCTURING AND IMPAIRMENT CHARGES (CONTINUED)

As a result, during the third quarter of 2008 the Company recorded long-lived asset impairment charges of $258 million, related primarily to Magna’s powertrain, and interior and exterior systems operations in the United States and Canada. At the Company’s powertrain operations, particularly a facility in Syracuse, New York, asset impairment charges of $186 million [$166 million after tax] were recorded primarily as a result of the following factors:

•    a dramatic market shift away from truck programs, in particular, four wheel drive pick-ups and SUVs;

•    excess die-casting, machining and assembly capacity; and

•    historical losses that are projected to continue throughout the Company’s business planning period.

At the Company’s interior and exteriors systems operations, asset impairment charges of $65 million [$52 million after tax] were recorded primarily as a result of the following factors:

•    significantly lower volumes on certain pick-up and SUV programs;

•    the loss of certain replacement business;

•    capacity utilization that is not sufficient to support the current overhead structure; and

•    historical losses that are projected to continue throughout the Company’s business planning period.

During the second quarter of 2008, the Company recorded a $5 million asset impairment related to specific assets at a seating systems facility that supplied complete seats to Chrysler’s minivan facility in St. Louis. In Europe, the Company recorded a $4 million asset impairment relating to specific assets at an interior systems facility that was disposed of during the third quarter of 2008.

In addition to the impairment charges recorded above, during the third quarter of 2008 the Company incurred restructuring and rationalization costs of $4 million related to the closure of the seating facility in St. Louis.

[b]  For the nine months ended September 30, 2007

During the second quarter of 2007, the Company recorded an asset impairment of $22 million [$14 million after tax] related to specific assets at a powertrain facility in Syracuse, New York.

During the third quarter of 2007, the Company incurred restructuring and rationalization charges of $8 million related to three facilities in North America, and during the second quarter of 2007, incurred charges of $10 million related to two facilities in North America and $4 million related to one facility in Europe

3.                   INVESTMENTS

At September 30, 2008, the Company held Canadian third party asset-backed commercial paper [“ABCP”] with a face value of Cdn$134 million. When acquired, these investments were rated R1 (High) by Dominion Bond Rating Service [“DBRS”], which was the highest credit rating issued for commercial paper. These investments did not settle at the scheduled maturity during the third quarter of 2007 due to ABCP market liquidity issues, and as a result the Company reclassified its ABCP to long-term investments from cash and cash equivalents. At September 30, 2008, the carrying value of this investment was Cdn$79 million [December 31, 2007 - Cdn$121 million], which was based on a valuation technique estimating the fair value from the perspective of a market participant. Refer to note 9 of the Company’s 2007 audited consolidated financial statements for more information regarding the significant estimates and assumptions incorporated into the valuation of our ABCP.

28	Magna International Inc. Third Quarter Report 2008

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

3.                   INVESTMENTS (CONTINUED)

During the first nine months of 2008, the Company recorded a $41 million impairment charge [Q3 - $24 million; Q1 - $17 million] due to a widening of the spread between the anticipated return on the restructuring notes [the “Notes”] that are expected to continue performing and current market rates for instruments of comparable credit quality, term and structure. The widening of the spread during 2008 was primarily due to:

•                  the anticipated downgrade of the Notes’ credit quality by DBRS. The proposed restructuring plan now anticipates that the Notes will be rated AA as compared to AAA at December 31, 2007; and

•                  the widening of market credit spreads as a result of deterioration in credit markets during the first nine months of 2008.

Continuing uncertainties regarding the value of the assets which underlie the ABCP could give rise to a change in the value of the Company’s investment in ABCP, which could impact earnings. These uncertainties include: (i) the amount and timing of cash flows associated with the ABCP; (ii) the significant deterioration of credit markets since September 30, 2008; (iii) the outcome of the restructuring process; and (iv) the final rating of the Notes that will be issued by DBRS on closing of the restructuring.

4.                   ACQUISITIONS

On May 30, 2008, Magna acquired a facility from Ogihara America Corporation. The facility in Birmingham, Alabama manufactures major exterior and structural welded assemblies for sales to various customers, including Mercedes-Benz.

On June 16, 2008, Magna was the successful bidder to acquire a substantial portion of the exteriors business and related assets from Plastech Engineered Product Inc., in a Chapter 11 sale out of bankruptcy. The acquired business supplies parts to various customers, including Chrysler, Ford and General Motors in the United States and Canada.

The total consideration for these and other small acquisitions was $112 million, consisting of $109 million paid in cash and $3 million of assumed debt. The excess purchase price over the book value of assets acquired and liabilities assumed was $25 million.

The purchase price allocations for these acquisitions are preliminary and adjustments to the allocations may occur as a result of obtaining more information regarding asset valuations. On a preliminary basis, an allocation of the excess purchase price over the book value of assets acquired and liabilities assumed has been made to fixed assets, goodwill, and intangible assets.

5.                   OTHER ASSETS

Other assets consist of:

	2008	2007

Long-term receivables [a]	$77	$128
Preproduction costs related to long-term supply agreements with contractual guarantee for reimbursement	148	94
Patents and licences, net	58	67
Employee wage buydown, net	73	—
Other, net	241	180
	$597	$469

[a]          Long-term receivables are reflected net of outstanding borrowings from a customer’s finance subsidiary of $17 million [2007 - $37 million] since the Company has a legal right of set-off of its long-term receivable against such borrowings and intends to settle the related amounts simultaneously.

Magna International Inc. Third Quarter Report 2008	29

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

6.                   WARRANTY

The following is a continuity of the Company’s warranty accruals:

	2008	2007

Balance, beginning of period	$103	$94
Expense, net	10	3
Settlements	(11)	(6)
Acquisition	—	1
Foreign exchange and other	3	1
Balance, March 31,	105	93
(Income) expense, net	(17)	8
Settlements	4	(7)
Foreign exchange and other	1	9
Balance, June 30,	93	103
(Income) expense, net	(1)	6
Settlements	(5)	(5)
Foreign exchange and other	(6)	6
Balance, September 30,	$81	$110

7.                   EMPLOYEE FUTURE BENEFIT PLANS

The Company recorded employee future benefit expenses as follows:

	Three months ended		Nine months ended
	September 30,		September 30,
	2008	2007	2008	2007

Defined benefit pension plans and other	$2	$4	$9	$15
Termination and long service arrangements	3	6	19	16
Retirement medical benefits plan	4	3	11	9
	$9	$13	$39	$40

8.              INCOME TAXES

During the third quarter of 2008, the Company recorded a $123 million charge to establish valuation allowances against all future tax assets in the United States.

Accounting standards require that the Company assess whether valuation allowances should be established against future income tax assets based on the consideration of all available evidence using a “more likely than not” standard. The factors used to assess the likelihood of realization are past history of earnings, forecast of future taxable income and available tax planning strategies that could be implemented to realize the future tax assets. The valuation allowances were required in the United States based on:

•                      historical consolidated losses at the Company’s U.S. operations that are expected to continue in the near-term;

•                      the accelerated deterioration of near-term automotive market conditions in the United States; and

•                    significant and inherent uncertainty as to the timing of when we would be able to generate the necessary level of earnings to recover these future tax assets.

30	Magna International Inc. Third Quarter Report 2008

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

9.                   STOCK-BASED COMPENSATION

[a]  Incentive Stock Option Plan

The following is a continuity schedule of options outstanding [number of options in the table below are expressed in whole numbers]:

	2008			2007
	Options outstanding			Options outstanding
			Number			Number
	Number	Exercise	of options	Number	Exercise	of options
	of options	price (i)	exercisable	of options	price (i)	exercisable

Beginning of period	2,942,203	82.66	2,912,877	4,087,249	77.45	3,811,336
Granted	5,000	74.50	—	—	—	—
Exercised	(1,230)	55.00	(1,230)	(74,082)	63.21	(74,082)
Cancelled	(10,000)	97.47	(10,000)	(7,306)	73.64	(4,400)
Vested	—	—	10,326	—	—	55,443
March 31	2,935,973	82.61	2,911,973	4,005,861	77.72	3,788,297
Granted	—	—	—	40,000	88.87	—
Exercised	(383)	55.00	(383)	(590,008)	64.08	(590,008)
Cancelled	—	—	—	(366,686)	69.78	(361,641)
Vested	—	—	1,000	—	—	29,000
June 30	2,935,590	82.62	2,912,590	3,089,167	81.41	2,865,648
Granted	—	—	—	15,000	95.96	—
Exercised	—	—	—	(157,844)	59.99	(157,844)
Vested	—	—	3,000	—	—	3,880
Cancelled	(880)	71.71	(880)	(880)	71.71	—
September 30	2,934,710	82.62	2,914,710	2,945,443	82.64	2,711,684

(i) The exercise price noted above represents the weighted average exercise price in Canadian dollars.

The weighted average assumptions used in measuring the fair value of stock options granted or modified and the compensation expense recorded in selling, general and administrative expenses are as follows:

	Three months ended		Nine months ended
	September 30,		September 30,
	2008	2007	2008	2007

Risk free interest rate	—	4.25%	3.56%	4.33%
Expected dividend yield	—	1.51%	2.02%	1.14%
Expected volatility	—	22%	22%	22%
Expected time until exercise	—	4 years	4 years	4 years

Weighted average fair value of options granted or modified in period (Cdn$)	$—	$19.89	$13.65	$19.50

Compensation expense recorded in selling, general and administrative expenses	$—	$—	$—	$2

Magna International Inc. Third Quarter Report 2008	31

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

9.                   STOCK-BASED COMPENSATION (CONTINUED)

[b] Long-term retention program

Information about the Company’s long-term retention program is as follows:

	September 30,	December 31,
	2008	2007
Class A Subordinate Voting Shares awarded and not released	823,477	893,541

Reduction in stated value of Class A Subordinate Voting Shares	$51	$55

Unamortized compensation expense recorded as a reduction of shareholder’s equity	$31	$36

Compensation expense recorded in selling, general and administrative expenses during the three and nine month periods ended September 30, 2008 was $2 million [2007 - $3 million], and $6 million [2007 - $17 million], respectively.

10.    CAPITAL STOCK

[a]    Changes in the Class A Subordinate Voting Shares for the three-month and nine-month periods ended September 30, 2008 consist of the following [numbers of shares in the following table are expressed in whole numbers]:

	Subordinate Voting
	Number of	Stated
	shares	value
Issued and outstanding at December 31, 2007	115,344,184	$3,708
Repurchase and cancellation [b]	(1,555,900)	(51)
Issued under the Incentive Stock Option Plan	1,230	—
Issued under the Dividend Reinvestment Plan	2,477	—
Release of restricted stock	—	4
Repurchase [b]	—	(2)
Issued and outstanding at March 31, 2008	113,791,991	3,659
Repurchase and cancellation [b]	(1,938,830)	(63)
Issued under the Incentive Stock Option Plan	383	—
Issued under the Dividend Reinvestment Plan	6,689	1
Issued and outstanding at June 30, 2008	111,860,233	3,597
Issued under the Dividend Reinvestment Plan	10,955	—
Issued and outstanding at September 30, 2008	111,871,188	$3,597

32	Magna International Inc. Third Quarter Report 2008

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

10.            CAPITAL STOCK (CONTINUED)

[b]         On November 8, 2007, the Toronto Stock Exchange [“TSX”] accepted the Company’s Notice of Intention to Make a Normal Course Issuer Bid [the “Notice”] relating to the purchase for cancellation and/or for purposes of the Company’s long-term retention [restricted stock], restricted stock unit [“RSU”] and similar programs, of up to 9.0 million Class A Subordinate Voting Shares of the Company [the “Bid”], representing approximately 9.9% of the public float of such shares. The Bid commenced on November 12, 2007 and will terminate no later than November 11, 2008. All purchases of Class A Subordinate Voting Shares are made at the market price at the time of purchase in accordance with the rules and policies of the TSX and Rule 10b-18 under the U.S. Securities Exchange Act of 1934. Subject to certain exceptions for block purchases, the maximum number of shares which can be purchased per day during the Bid is 91,737 for purchases on the TSX, and 25% of the average daily trading volume for the four calendar weeks preceding the date of purchase for purchases on the New York Stock Exchange.

No shares were repurchased during the third quarter of 2008. During the three months ended June 30, 2008 and March 31, 2008, the Company purchased for cancellation 1.9 million and 1.6 million Class A Subordinate Voting Shares, respectively, for aggregate cash consideration of $134 million and $111 million, respectively. The excess of the cash paid over the book value of the Class A Subordinate Voting Shares repurchased of $53 million and $45 million, respectively, was charged to retained earnings.

During the three months ended March 31, 2008, the Company also purchased 30,188 Magna Class A Subordinate Voting Shares for aggregate cash consideration of $2 million. These shares are being held in trust for purposes of the Company’s restricted stock unit program and are reflected as a reduction in the stated value of the Company’s Class A Subordinate Voting Shares.

[c]         The following table presents the maximum number of shares that would be outstanding if all the dilutive instruments outstanding at November 3, 2008 were exercised or converted:

Class A Subordinate Voting and Class B Shares	112,598,017
Subordinated Debentures (i)	1,096,589
Stock options (ii)	2,934,710
116,629,316

(i)          The above amounts include shares issuable if the holders of the 6.5% Convertible Subordinated Debentures exercise their conversion option but exclude Class A Subordinate Voting Shares issuable, only at the Company’s option, to settle interest and principal related to the 6.5% Convertible Subordinated Debentures on redemption or maturity. The number of Class A Subordinate Voting Shares issuable at the Company’s option is dependent on the trading price of Class A Subordinate Voting Shares at the time the Company elects to settle the 6.5% Convertible Subordinated Debenture interest and principal with shares. All or part of the 6.5% Convertible Subordinate Debentures are currently redeemable at the Company’s option.

The above amounts also exclude Class A Subordinate Voting Shares issuable, only at the Company’s option, to settle the 7.08% Subordinated Debentures on redemption or maturity. The number of shares issuable is dependent on the trading price of Class A Subordinate Voting Shares at redemption or maturity of the 7.08% Subordinated Debentures.

(ii)      Options to purchase Class A Subordinate Voting Shares are exercisable by the holder in accordance with the vesting provisions and upon payment of the exercise price as may be determined from time to time pursuant to the Company’s stock option plans.

Magna International Inc. Third Quarter Report 2008	33

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

11. CONTRIBUTED SURPLUS

Contributed surplus consists of accumulated stock option compensation expense less the fair value of options at the grant date that have been exercised and credited to Class A Subordinate Voting Shares, the accumulated restricted stock compensation expense and the value of the holders’ conversion option on the 6.5% Convertible Subordinated Debentures. The following is a continuity schedule of contributed surplus:

	2008	2007

Stock-based compensation
Balance, beginning of period	$55	$62
Stock-based compensation expense	2	2
Exercise of options	—	(1)
Release of restricted stock	(4)	(3)
Balance, March 31,	53	60
Stock-based compensation expense	2	14
Exercise of options	—	(3)
Exercise of stock appreciation rights	—	(11)
Release of restricted stock	—	(6)
Balance, June 30,	55	54
Stock-based compensation expense	1	2
Release of restricted stock	—	(1)
Balance, September 30,	56	55
Holders’ conversion option	3	3
	$59	$58

34	Magna International Inc. Third Quarter Report 2008

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

12.  ACCUMULATED OTHER COMPREHENSIVE INCOME

The following is a continuity schedule of accumulated other comprehensive income:

	Three months ended September 30,		Nine months ended September 30,
	2008	2007	2008	2007

Accumulated net unrealized gains on translation of net investment in foreign operations
Balance, beginning of period	$1,388	$1,115	$1,360	$814
Repurchase of shares [note 9]	—	(156)	(32)	(156)
Reclassification of gain on translation of net investment in foreign operations to net income (loss) (i)	(116)	(7)	(116)	(7)
Net unrealized gains (losses) on translation of net investment in foreign operations	(238)	315	(178)	616
Balance, end of period	1,034	1,267	1,034	1,267

Accumulated net unrealized gain on cash flow hedges
Balance, beginning of period (ii)	(6)	1	(10)	—
Net unrealized losses on cash flow hedges (ii)	(12)	(6)	(6)	(6)
Reclassifications of net losses (gains) on cash flow hedges to net income (loss) (ii)	(1)	(1)	(3)	3
Adjustment for change in accounting policy (iv)	—	—	—	(3)
Balance, end of period	(19)	(6)	(19)	(6)
Total accumulated other comprehensive income	$1,015	$1,261	$1,015	$1,261

(i)

In the normal course of business, the Company reviews its cash investment strategies, including where such funds are invested. As a result of these reviews, during the third quarters of 2008 and 2007 the Company repatriated funds from Europe and as a result recorded foreign currency gains in selling, general and administrative expenses of $116 million and $7 million, respectively.

(ii)	The amount of income tax benefit (expense) that has been netted in the amounts above is as follows:

	Three months ended September 30,		Nine months ended September 30,
	2008	2007	2008	2007

Balance, beginning of period	$3	$(1)	$4	$—
Net unrealized losses on cash flow hedges	4	2	2	2
Reclassifications of net losses (gains) on cash flow hedges to net income (loss)	1	1	2	(1)
Adjustment for change in accounting policy	—	—	—	1
Balance, end of Period	$8	$2	$8	$2

The amount of other comprehensive loss that is expected to be reclassified to net income over the next 12 months is $8 million [net of income tax benefit of $3 million].

Magna International Inc. Third Quarter Report 2008	35

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

13.       CAPITAL DISCLOSURES

The Company manages capital in order to ensure the Company has adequate borrowing capacity and financial structure to allow financial flexibility and to provide an adequate return to shareholders. In order to maintain or adjust the capital structure, the Company may adjust the amount of dividends paid to shareholders, issue new shares, purchase shares for cancellation or increase or decrease the amount of debt outstanding.

The Company monitors capital using the ratio of debt to total capitalization. Debt includes bank indebtedness and long-term debt as shown in the balance sheet. Total capitalization includes debt and all components of shareholders’ equity.

The Company’s capitalization and debt to total capitalization is as follows:

	September 30,	December 31,
	2008	2007

Liabilities
Bank indebtedness	$73	$89
Long-term debt due within one year	442	374
Long-term debt	170	337
	685	800
Shareholders’ equity	8,196	8,642
Total capitalization	$8,881	$9,442

Debt to total capitalization	7.7%	8.5%

14.  FINANCIAL INSTRUMENTS

[a]   The Company’s financial assets and financial liabilities consist of the following:

	September 30,	December 31,
	2008	2007

Held for trading
Cash and cash equivalents	$2,397	$2,954

Held to maturity investments
Investment in ABCP	$76	$121
Severance investments	10	10
	$86	$131
Loans and Receivables
Accounts receivable	$4,018	$3,981
Long-term receivables included in other assets	77	128
	$4,095	$4,109
Other financial liabilities
Bank indebtedness	$73	$89
Long-term debt (including portion due within one year)	612	711
Accounts payable	3,544	3,492
Accrued salaries and wages	577	544
Other accrued liabilities	861	911
Income taxes payable	33	248
	$5,700	$5,995

36	Magna International Inc. Third Quarter Report 2008

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

14.  FINANCIAL INSTRUMENTS (CONTINUED)

[b]   Fair value

The Company has determined the estimated fair values of its financial instruments based on appropriate valuation methodologies; however, considerable judgment is required to develop these estimates. Accordingly, these estimated fair values are not necessarily indicative of the amounts the Company could realize in a current market exchange. The estimated fair value amounts can be materially affected by the use of different assumptions or methodologies. The methods and assumptions used to estimate the fair value of financial instruments are described below:

Cash and cash equivalents, bank indebtedness, accounts payable, accrued salaries and wages, other accrued liabilities and income taxes payable

Due to the short period to maturity of the instruments, the carrying values as presented in the consolidated balance sheets are reasonable estimates of fair values.

Investments

Fair value information is not readily determinable for the Company’s investment in ABCP. At September 30, 2008, the Company recorded its investment in ABCP at its estimated fair value [note 3].

Long-term debt

The Company’s term debt includes $442 million due within one year. Due to the short period to maturity of this debt, the carrying value as presented in the consolidated balance sheet is a reasonable estimate of its fair value. The fair value of the Company’s long-term debt, based on current rates for debt with similar terms and maturities, is not materially different from its carrying value.

[c]   Credit risk

The Company’s financial assets that are exposed to credit risk consist primarily of cash and cash equivalents, accounts receivable, held to maturity investments, and foreign exchange forward contracts with positive fair values.

The Company’s held to maturity investments includes an investment in ABCP [note 3]. Given the continuing uncertainties regarding: (i) the value of the underlying assets; (ii) the amount and timing of cash flows; (iii) the significant deterioration in credit markets since September 30, 2008; (iv) the successful restructuring of the ABCP; and (v) the final rating of the Notes that will be issued by DBRS on closing of the restructuring, the Company could be exposed to further losses on its investment.

Cash and cash equivalents, which consists of short-term investments, are invested in governments, bank term deposits and bank commercial paper with an investment grade credit rating. Credit risk is further reduced by providing limits for certain government issued paper and all bank issued commercial paper and term deposits.

The Company is also exposed to credit risk from the potential default by any of its counterparties on its foreign exchange forward contracts. The Company mitigates this credit risk by dealing with counterparties who are major financial institutions that the Company anticipates will satisfy their obligations under the contracts.

In the normal course of business, the Company is exposed to credit risk from its customers, substantially all of which are in the automotive industry. These accounts receivable are subject to normal industry credit risks. However, in North America, sales to the Company’s three largest customers [the “Detroit 3”] represented 47% of the Company’s total sales. The Detroit 3 are rated as below investment grade by credit rating agencies and experienced a credit rating downgrade in the third quarter. The inability of these customers to satisfy their financial obligations to the Company and the potential for these customers to seek protection from their creditors represent material credit risks to the Company.

For the three months ended September 30, 2008, sales to the Company’s five largest customers (including the Detroit 3) represented 76% of our total sales, and substantially all of our sales are to customers in which the Company has ongoing contractual relationships. Due to the nature of these business relationships and the level of integration the Company has with its customers, the Company’s exposure to overdue accounts receivable does not represent a material credit risk to the Company.

Magna International Inc. Third Quarter Report 2008	37

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

14.  FINANCIAL INSTRUMENTS (CONTINUED)

[d]   Currency risk

The Company is exposed to fluctuations in foreign exchange rates when manufacturing facilities have committed to the delivery of products for which the selling price has been quoted in currencies other than the facilities’ functional currency, or when materials and equipment are purchased in currencies other than the facilities’ functional currency. In an effort to manage this net foreign exchange exposure, the Company employs hedging programs, primarily through the use of foreign exchange forward contracts.

As at September 30, 2008, the net foreign exchange exposure was not material.

[e]   Interest rate risk

The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary current assets and current liabilities. In particular, the amount of interest income earned on our cash and cash equivalents is impacted more by the investment decisions made and the demands to have available cash on hand, than by movements in the interest rates over a given period.

In addition, the Company is not exposed to interest rate risk on its long-term debt instruments as the interest rates on these instruments are fixed.

15.  SEGMENTED INFORMATION

	Three months ended September 30, 2008				Three months ended September 30, 2007
	Total sales	External sales	EBIT (i)	Fixed assets, net	Total sales	External sales	EBIT (i)	Fixed assets, net

North America
Canada	$1,239	$1,159		$824	$1,639	$1,570		$1,141
United States	1,227	1,174		842	1,368	1,324		1,010
Mexico	473	428		365	409	368		371
Eliminations	(154)	—		—	(143)	—		—
	2,785	2,761	$(303)	2,031	3,273	3,262	$165	2,522
Europe
Euroland	2,222	2,177		1,081	2,321	2,282		1,068
Great Britain	248	248		85	292	292		88
Other European countries	222	188		155	161	131		129
Eliminations	(56)	—		—	(50)	—		—
	2,636	2,613	52	1,321	2,724	2,705	84	1,285
Rest of World	168	155	9	172	123	107	2	142
Corporate and Other	(56)	4	116	321	(43)	3	(3)	254
Total reportable segments	$5,533	$5,533	$(126)	3,845	$6,077	$6,077	$248	4,203
Current assets				8,397				9,024
Investments, goodwill and other assets				2,212				2,286
Consolidated total assets				$14,454				$15,513

38	Magna International Inc. Third Quarter Report 2008

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

15.  SEGMENTED INFORMATION (CONTINUED)

	Nine months ended September 30, 2008				Nine months ended September 30, 2007
	Total sales	External sales	EBIT (i)	Fixed assets, net	Total sales	External sales	EBIT (i)	Fixed assets, net

North America
Canada	$4,359	$4,098		$824	$5,150	$4,947		$1,141
United States	3,987	3,827		842	4,432	4,309		1,010
Mexico	1,387	1,234		365	1,138	1,006		371
Eliminations	(503)	––		––	(417)	––		––
	9,230	9,159	$(15)	2,031	10,303	10,262	$573	2,522
Europe
Euroland	7,906	7,746		1,081	7,399	7,275		1,068
Great Britain	890	887		85	882	881		88
Other European countries	735	624		155	567	497		129
Eliminations	(195)	––		––	(134)	––		––
	9,336	9,257	316	1,321	8,714	8,653	300	1,285
Rest of World	481	439	29	172	352	309	12	142
Corporate and Other	(179)	13	115	321	(138)	7	23	254
Total reportable segments	$18,868	$18,868	$445	3,845	$19,231	$19,231	$908	4,203
Current assets				8,397				9,024
Investments, goodwill and
other assets				2,212				2,286
Consolidated total assets				$14,454				$15,513

(i) EBIT represents income from operations before income taxes and net interest income.

16.       SUBSEQUENT EVENTS

Subject to approval by the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”), on November 3, 2008 the Company’s Board of Directors approved the purchase for cancellation and/or for purposes of the Company’s long-term retention (restricted stock), restricted stock unit and deferred profit sharing programs, up to 11,000,000 Magna Class A Subordinate Voting Shares, representing approximately 9.9% of the Company’s public float of Class A Subordinate Voting Shares, pursuant to a normal course issuer bid. The normal course issuer bid is expected to commence on or about November 12, 2008 and will terminate one year later. All purchases of Class A Subordinate Voting Shares will be made at the market price at the time of purchase in accordance with the rules and policies of the TSX and the NYSE, including Rule 10b-1 8 under the U.S. Securities Exchange Act of 1934.

17.       COMPARATIVE FIGURES

Certain of the comparative figures have been reclassified to conform to the current period’s method of presentation.

Magna International Inc. Third Quarter Report 2008	39

CORPORATE OFFICE

Magna International Inc.

337 Magna Drive

Aurora, Ontario

Canada L4G 7K1

Telephone: (905) 726-2462

www.magna.com

TRANSFER AGENT AND REGISTRAR

Canada – Class A Subordinate Voting Shares

Computershare Trust Company of Canada

100 University Avenue, 9th Floor

Toronto, Ontario M5J 2Y1, Canada

Telephone: 1-800-564-6253

United States – Class A Subordinate Voting Shares

Computershare Trust Company N.A.

350 Indiana Street

Golden, Colorado, 80401, U.S.A.

Telephone: (303) 262-0600

www.computershare.com

EXCHANGE LISTINGS

Class A Subordinate Voting Shares
Toronto Stock Exchange	MG.A
The New York Stock Exchange	MGA

6.5% Convertible Unsecured Subordinated Debentures due March 31, 2010
Toronto Stock Exchange	MG.DB

Class B Shares – Delisted September 21, 2007

Shareholders wishing to communicate with the non-management members of the Magna Board of Directors may do so by contacting the Lead Director through the office of Magna’s Corporate Secretary at 337 Magna Drive, Aurora, Ontario, Canada L4G 7K1 (905) 726-7072.

2007 Annual Report

Copies of the 2007 Annual Report may be obtained from: The Corporate Secretary, Magna International Inc., 337 Magna Drive, Aurora, Ontario, Canada L4G 7K1 or www.magna.com. Copies of financial data and other publicly filed documents are available through the internet on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com and on the United States Securities and Exchange Commission’s Electronic Data Gathering, Analysis, and Retrieval System (EDGAR) which can be accessed at www.sec.gov

Magna International Inc.

337 Magna Drive, Aurora, Ontario Canada L4G 7K1

Telephone: (905) 726-2462
Fax: (905) 726-7164

Visit our website at: www.magna.com